PCD INC. ANNOUNCES
RECEIPT OF NASDAQ DELISTING NOTICE

Peabody, MA, January 28, 2003 - PCD Inc. (NASDAQ: PCDI), a manufacturer of electronic connectors, today announced that it has received a Nasdaq Staff Determination from the Nasdaq Stock Market, Inc. indicating that the Company's common stock had not maintained a minimum market value of $1,000,000, as required by Nasdaq Marketplace Rule 4310(c)(7), for thirty consecutive trading days, and had not regained compliance during the 90 days provided under Nasdaq Marketplace Rule 4310(c)(8)(B).

As a result of the Company's inability to regain compliance in accordance with Nasdaq Marketplace Rule 4310(c)(8)(B), Nasdaq notified the Company that its securities would be delisted from the Nasdaq SmallCap Market at the opening of business on January 31, 2003. The Company anticipates that its common stock will be eligible to trade on the Over-the-Counter Bulletin Board (OTCBB) beginning on January 31, 2003 under the symbol PCDI.

The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter equity securities. Information regarding the OTCBB can be found at www.otcbb.com.

PCD Inc. stated that it does not intend to request review of Nasdaq's delisting decision as permitted by Nasdaq's rules.

Cautionary Statement:
Statements in this press release concerning the future results of operations, financial condition and business of PCD Inc. are "forward-looking" statements as defined in the Securities Act of 1933 and Securities Exchange Act of 1934. Investors are cautioned that the Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment, including the Company's ability to generate sufficient revenue to fund its working capital, capital expenditure and debt payment requirements, the company's ability to obtain waivers to the extent that it is unable to meet its debt covenants, fluctuations in demand for the Company's products and the like. The Company's most recent filings with the Securities and Exchange Commission, including Form 10-K, contain additional information concerning many of these risk factors, and copies of these filings are available from the Company upon request and without charge.

PCD Inc. (www.pcdinc.com) designs, manufactures and markets electronic connectors for use in integrated circuit ("IC") package interconnect applications, industrial equipment, and avionics. Electronic connectors are used in virtually all electronic systems, including data communications, telecommunications, computers and computer peripherals, industrial controls, automotive, avionics and test and measurement instrumentation. The Company markets more than 6,800 electronic connector products in three product categories, each targeting a specific market. These product categories are IC package interconnects, industrial interconnects, and avionic terminal blocks and sockets.

Contacts:

John L. Dwight, Jr.                                         John J. Sheehan III
Chief Executive Officer                                 Chief Financial Officer
PCD Inc.                                                         PCD Inc.
(978) 532-8800                                            (978) 532-8800